Media release

Rio Tinto signs training partnership MoU with China’s SASAC

8 June 2017

Rio Tinto has further strengthened its partnership with China’s State-owned Assets Supervision and Administration Commission (SASAC) by signing a Memorandum of Understanding (MOU) to develop executive training for Central State-owned Enterprise (Central SOE) leaders.

SASAC is the governing body responsible for supervising and managing the country’s state-owned assets. The total assets value of the 102 Central SOEs currently under its supervision is approximately 50.5 trillion RMB.

Rio Tinto and SASAC will work together to develop a programme to share best practice and capacity building in a broad range of areas including stakeholder engagement, licence to operate, environmental and economic assessments and community engagement.

Rio Tinto chief executive J-S Jacques said, “Our joint executive training initiative with SASAC is another way of delivering our commitment to developing long-term relationships with Chinese partners.

“We all must continually strive to improve our performance to meet the expectations of our stakeholders and explain how we add value to the communities in which we operate. This initiative underscores both

Rio Tinto and SASAC’s commitment to do so."

SASAC chairman Xiao Yaqing said “This training program is a new milestone for SASAC, the Chinese State-owned Enterprises and Rio Tinto. SASAC encourages the Central SOEs to cooperate with the world's leading mining company Rio Tinto. From a long-term point of view, this training program will be beneficial to deepen the mutual understanding between Rio Tinto and the Central SOEs to explore long-term win-win strategic cooperative opportunities.”

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